Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: August 24, 2021

WALLBOX NAMES DIEGO DIAZ AND POL SOLER TO POST-MERGER COMBINED COMPANY BOARD OF DIRECTORS

BARCELONA, SPAIN / WESTBURY, NY – August 24, 2021 – Wallbox, a leading provider of electric vehicle (EV) charging solutions, today announced the appointment of energy and mobility veteran Diego Diaz and automotive industry expert Pol Soler to the Wallbox Board of Directors upon completion of Wallbox’s business combination with Kensington Capital Acquisition Corp. II (“Kensington”) (NYSE: KCAC), which is expected in the third quarter of 2021.

Diego Diaz is currently the Global Head of Ventures & Technology at Iberdrola. In this role, he leads the organization’s venture capital program, Iberdrola Ventures, which invests in smart energy solutions worldwide. Diaz plays a significant role in managing the relationship between Wallbox and Iberdrola — including Iberdrola’s plan to purchase the first 1,000 Wallbox SuperNova chargers — and has served as an observer for Wallbox’s Board of Directors since 2019, when Iberdrola made its first investment in Wallbox. Ahead of Wallbox’s plans to go public, Diaz will now transition to a member of the Board of Directors.

“I am honored to up level my role within the company and serve on its board of directors,” said Diaz. “In the months ahead, we hope to continue strengthening Wallbox’s relationship with Iberdrola and provide our industry knowledge to help the company continue to innovate and expand.”

Pol Soler is the CEO of Quadis, a leading car dealership network in Southern Europe representing over 30 OEMs. An investor in local and international startups in the transportation space, Soler was an early investor in Wallbox and has been a member of the board since 2016. He brings over fifteen years of experience in the automotive and transportation industries at Quadis, the most recent eight as the company’s CEO. With hands-on experience working with over 30 OEM brands and a unique understanding of car dealerships — one of the largest distribution channels for residential EV chargers — Soler’s expertise will help Wallbox deepen its presence in these markets and continue its expansion worldwide.

Soler added, “The future of the automotive industry is electric — and Wallbox is leading the charge. As demand for residential EV charging options continues to grow, I am grateful for the opportunity to draw upon my experience in managing businesses and dealerships within the automotive industry to help Wallbox drive this adoption, enhance its global presence and bring about the next wave of transportation worldwide.”

Through these appointments, Wallbox’s Board of Directors following the business combination with Kensington now includes Enric Asunción, Anders Pettersson, Francisco Riberas, Diego Diaz and Pol Soler.

“The addition of these two industry veterans to our Board of Directors speaks to Wallbox’s commitment to our corporate mission of uniting the automotive and clean energy sectors through our technology,” said Enric Asunción, Co-Founder and Chief Executive Officer of Wallbox. “Both Diaz and Soler bring significant experience in the key sectors in which we operate, as well as a strong familiarity with our company — and their expertise will help Wallbox to remain at the forefront of innovation in the EV charging industry.”

Justin Mirro, Chairman and Chief Executive Officer of Kensington, added, “Diaz and Soler each bring unique work experiences and a deep expertise in the automotive and energy sector to the table. Their familiarity with Wallbox, its partners and investors ensures they are aligned with Wallbox’s mission and growth plans, and I look forward to their contributions to the combined company’s board.”

About Wallbox

Wallbox is a global company, dedicated to changing the way the world uses energy in the electric vehicle industry. Wallbox creates smart charging systems that combine innovative technology with outstanding design and manage the communication between vehicle, grid, building and charger. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 60 countries.

Founded in 2015, with headquarters in Barcelona, Wallbox’s mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. The company employs over 500 people in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

About Kensington

Kensington Capital Acquisition Corp. II (NYSE: KCAC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. The company is sponsored by Kensington Capital Partners (“KCP”) and the management team of Justin Mirro, Bob Remenar, Simon Boag and Dan Huber. The company is also supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle and Matt Simoncini. The Kensington team has completed over 70 automotive transactions and has over 300 years of combined experience leading some of the largest automotive companies in the world.

For additional information, please visit www.autospac.com.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com

For Kensington

Dan Huber

dan@kensington-cap.com

703-674-6514

Related Links:

www.wallbox.com

www.autospac.com

5